

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

November 20, 2014

Mr. Klaus M. Belohoubek
Senior Vice President, General Counsel and Secretary
Dover Motorsports, Inc.
1131 North DuPont Highway
Dover, DE 19901

Re: Stockholder Proposal

Dear Mr. Belohoubek:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a stockholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Dover Motorsports, Inc. ("Dover") include the proposal in its proxy statement for the 2015 Annual Meeting of Stockholders. GAMCO is proposing a resolution that urges the stockholders to vote to request that the Board of Directors redeem the rights issued pursuant to the Rights Agreement, dated as of June 14, 2006.

Currently, GAMCO beneficially owns approximately 1,015,813 shares of Dover's Common Stock. According to our information, this represents 5.61% of the outstanding Common Stock. Attached as Exhibit A are Amendments 10 through 12 to our Schedule 13D, dated December 27, 2010 through May 30, 2014. These schedules substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Dover since prior to November 19, 2013. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the common stock from November 19, 2013 to the present. It also certifies that GAMCO intends to continue to hold beneficial ownership of such voting securities through the date on which Dover holds its 2015 annual meeting.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7733.

Sincerely,

George Maldonado
Director of Proxy Voting Services

Enclosure(s)

Cc: Mr. Klaus M. Belohoubek
Senior Vice President, General Counsel and Secretary
Dover Motorsports, Inc.
3505 Silverside Road
Plaza Centre Building
Suite 203
Wilmington, DE 19810

STOCKHOLDER PROPOSAL

RESOLVED, *that the stockholders of Dover Motorsports, Inc. ("the Company") request the Board of Directors redeem the rights issued pursuant to the Company's Rights Agreement, dated as of June 14, 2006.*

SUPPORTING STATEMENT

As of June 14, 2006, the Board of Directors adopted a Rights Agreement. The Rights represent a corporate anti-takeover device, commonly known as a "Poison Pill." Absent Board intervention, the Rights are exercisable when a person or group acquires a beneficial interest of 10% or more of the outstanding combined equity of the Company's Common Stock and the Company's Class A Common Stock.

We oppose the use of Rights to prevent a potential bidder from effecting any merger or tender offer that is not approved by the Board of Directors. A poison pill stops a potential bidder from taking their offer directly to the stockholders even if an overwhelming majority would have accepted the offer. The potential bidder must instead negotiate with management, and a Board or management may sometimes have interests that conflict with interests of the stockholders. In effect, the pill allows a Board to arrogate to itself the sole right to determine what price a potential buyer must pay to acquire the entire company. The power of stockholders to accept an offer by a potential bidder provides an important check and balance on management and the Board in their stewardship of the stockholders' interests. We believe the stockholders should retain the right to decide for themselves what represents a fair price for their holdings.

WE URGE ALL STOCKHOLDERS TO VOTE "FOR" THIS PROPOSAL

AFFIDAVIT OF DAVID GOLDMAN

STATE OF NEW YORK   )
) ss.:
COUNTY OF WESTCHESTER)

David Goldman, being duly sworn, deposes and says:

1. I am the General Counsel of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the stockholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Dover Motorsports, Inc. ("Dover") for the Company's 2015 Annual Meeting of Stockholders.

2. GAMCO has been beneficial owner of at least 1% or $2000 in market value of the outstanding voting securities of Dover throughout the period since November 19, 2013. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which the Company's 2015 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

_____
David Goldman

Sworn to before me this
20th day of November 2014

_____
Notary Public

Mark J. Gambetta
Notary Public, State of New York
No. 02GA6171160
Qualified in Westchester County
Commission Expires July 23, 2015

Exhibit A.

Amendment numbers 10, 11, and 12 to Schedule 13D, filed on December 28, 2010, December 2, 2013, and June 2, 2014 respectively (complete filings available on EDGAR).